UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-held Company with Authorized Capital

C.N.P.J. nº 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brazil”) hereby informs the market that it received on June 20, 2014 a Letter SAE/GAE 2237/14 from BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros (“Letter”), the full content of which is transcribed below, and hereby makes the following clarifications in response to said Letter:

I.         LETTER SAE/GAE 2237/14

“SAE/GAE 2237/14

June 20, 2014

Banco Santander Brasil S/A

Investors’ Relationship Office

Mr. Carlos Alberto Lopez Galan

Dear Sirs,

Given the terms of the Notice to the Market published on June 19, 2014, please inform, until June 23, 2014, if the transfer of all of the shares issued by Santander Securities Services Brasil DTVM S.A. will cause to the shareholders of this bank the preemptive right pursuant to the article 253 of the Law 6,404/76, as amended by the Law 10,303/01.

If so, inform:

✓  The shareholders registered in which date in the Company’s book will have the right to exercise the preemptive right;

✓  Pursuant to the sole paragraph of the article 253, inform if there is a proposed date to hold the Extraordinary Shareholders’ Meeting that will resolve on the matter.

Please be aware that this request is based on the Cooperation Agreement entered into between the Brazilian Securities Commission (CVM) and the BM&FBOVESPA on December 13, 2011, and the failure to comply with this request may subject this company to a potential punitive fine imposed by Companies’ Relationship Authority (SEP) of the CVM, with due regard to the Instruction CVM nº 452/07.

With kind regards,

JUR_SP - 19265904v1 - 1453.356652

Ana Lúcia Costa Pereira

Companies’ Relationship Unit

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros

c.c. Brazilian Securities Commission (CVM)

            Mr. Fernando Soares Vieira - Companies’ Relationship Superintendent

            Mr. Waldir de Jesus Nobre - Market and Intermediaries’ Relationship

            Superintendent

II.        CLARIFICATIONS MADE BY SANTANDER BRAZIL:

In answer to the Letter, Santander Brazil clarifies that the preemptive right is not applicable with respect to the sale of all of its shareholder interest in Santander Securities Services Brasil DTVM S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A., subject to the approval of the Central Bank of Brazil – BACEN), pursuant to the article 253 of the Law 6,404/76. On June 10, 2014, Santander Brazil requested a confirmation from the CVM in connection with the above mentioned (“Consultation”) and it awaits a reply to such Consultation.

Santander Brazil will release a new notice to the market as soon as the board of the CVM replies to such Consultation.

São Paulo, June 23, 2014.

Carlos Alberto López Galán

Investors’ Relationship Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 23, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer